UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34125 / December 1, 2020

In the Matter of

Principal Diversified Select Real Asset Fund
Principal Global Investors, LLC
Principal Life Insurance Company,
Principal Real Estate Strategic Debt Fund I, LP
Principal Real Estate Investors, LLC

711 High Street
Des Moines, IA 50392

(812-15083)

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Principal Diversified Select Real Asset Fund, et al. filed an application on December 12, 2019,
and amendments to the application on April 1, 2020, June 16, 2020, August 18, 2020, August 31,
2020 and October 22, 2020, requesting an order under sections 17(d) and 57(i) of the Investment
Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint
transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under
the Act. The order would permit certain business development companies and registered closed-
end management investment companies (collectively, the "Regulated Funds") to co-invest in
portfolio companies with each other and with affiliated investment funds and accounts.

On November 4, 2020, a notice of the filing of the application was issued (Investment Company
Act Release No. 34086). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Principal Diversified Select Real Asset Fund, et al. (File No. 812-15083) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary